UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
F.N.B. Corporation Progress Savings 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan
Date: June 25, 2007	/s/ Brian F. Lilly
Brian F. Lilly
Chief Financial Officer

Audited Financial Statements and
Supplemental Schedules
F.N.B. Corporation Progress Savings 401(k) Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Plan Administrator
F.N.B. Corporation Progress Savings 401(k) Plan
Hermitage, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and the supplemental Schedule H, Line 4j — Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

South Bend, Indiana
June 20, 2007

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$41,569,333	$—
Investments, at fair value:
Stable Value Fund	—	7,392,270
Interest in pooled separate accounts	—	22,911,315
F.N.B. Corporation common stock	14,472,043	12,002,744
Fifth Third Bancorp common stock	—	5,821,981
Contributions Receivable:
Participant	184,993	—
Employer	63,860	—
Participant loans	858,296	681,452

Net assets available for benefits at fair value	57,148,525	48,809,762
Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	150,711

Net assets available for benefits	$57,148,525	$48,960,473

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Additions
Investment income:
Dividend and interest income	$842,246	$808,797
Net appreciation (depreciation) in fair value of investments	4,978,711	(1,723,863)

Total investment income	5,820,957	(915,066)

Contributions:
Participant	4,615,395	4,224,409
Participant rollover	600,871	123,408
Employer	1,578,585	1,453,215

Total contributions	6,794,851	5,801,032

Total additions	12,615,808	4,885,966

Deductions
Distributions to participants or beneficiaries	4,362,916	2,614,483
Administrative expenses	64,840	90,065

Total deductions	4,427,756	2,704,548

Net additions	8,188,052	2,181,418

Net assets available for benefits:
Beginning of year	48,960,473	46,779,055

End of year	$57,148,525	$48,960,473

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, covering all employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC and First National Insurance Agency, LLC. Employees who have completed 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2007, employees are eligible to participate in the Plan without completing the 90 days of service.
Effective January 1, 2004, F.N.B. Corporation spun off its Florida operations into a separate, independent public company, First National Bankshares of Florida, Inc. (FLB). As a result of the spin-off, F.N.B. Corporation stockholders received one share of FLB common stock for each share of the Corporation’s common stock owned. FLB common stock became an approved investment option in the Plan; however, no further contributions may be made into this investment option. Effective January 1, 2005, FLB was acquired by Fifth Third Bancorp (Fifth Third) and all FLB shares in the Plan were converted to Fifth Third shares. Effective March 31, 2006, investment in Fifth Third shares was no longer a permitted investment option. Accordingly, all investment in Fifth Third shares as of that date were sold and funds reinvested in the Stable Value Fund.
As a result of the Corporation acquiring The Legacy Bank (Legacy), NSD Bancorp, Inc. (NSD), and North East Bancshares, Inc. (NE) effective May 26, 2006, February 18, 2005, and October 7, 2005, respectively, employees who were active participants in the defined contribution plans of Legacy, NSD and NE were permitted to immediately participate in the Plan. Once IRS plan termination determination letters and distribution information have been received, Legacy, NSD and NE plan participants may transfer their balances into the Plan, an individual retirement account or take a taxable distribution. As of December 31, 2006, these determination letters have not yet been received.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
1. Description of Plan (continued)
Contributions
Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Plan also allows participants who have attained age 50 by the end of the plan year to elect to make catch-up contributions in accordance with Code Section 414(v). The Corporation makes a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution. Effective January 1, 2007, the Corporation will also make a contribution of 2% of a participant’s salary and may make an additional contribution of up to 2% of a participant’s salary based on the Corporation’s performance. The amount of matching contributions is a discretionary percentage and may be changed at any time. Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.
Principal Financial Group, Inc. (Principal) is the custodian of all of the Plan’s assets. The First National Trust Company is the trustee for the F.N.B. Corporation and Fifth Third common stock. Effective January 1, 2007, the custodian for the Plan’s assets, changed to Prudential Retirement Services (Prudential). All of the investments except for the F.N.B. Corporation common stock were sold in December 2006 as the plan investment options offered by Prudential are different than those offered by Principal.
The employer’s discretionary contributions are used to purchase the Corporation’s common stock. Participants who have attained age 55 are permitted to direct the trustee to invest any or all of the Corporation’s discretionary portion of their account into any other investment that may be permitted under the Plan. Effective January 1, 2007, participants may direct the trustee to invest any or all of the vested portion of the Corporation’s discretionary portion into any permitted investment.
Dividends on F.N.B. Corporation Common Stock
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock. Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.
Participant Accounts
Each participant’s account is credited with their voluntary contribution and the employer’s matching contribution and an allocation of the Plan’s net earnings as defined by the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

Vesting Schedule
Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%
Effective January 1, 2007, employer contributions and earnings thereon cliff vest after three years of service, however the vesting of employer contribution’s for participants in the plan prior to that date shall vest based on the more favorable of the two vesting schedules.
Forfeitures
Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses. Any remaining balance is used by the employer to reduce future matching contributions. For the years ended December 31, 2006 and 2005, forfeitures totaled $59,457 and $69,668, respectively, and were used to reduce plan expenses.
Payment of Benefits
Upon termination of service, a participant with a vested account balance of less than $1,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $1,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except for distributions which are recorded when paid by the trustee.
Valuation of Investments
The fair values of the Plan’s interests in the Stable Value Fund is based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan custodian.
The fair values of the Plan’s interests of pooled separate accounts, are based upon the net asset values of the funds as reported by the Plan custodian. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The common stock of the Corporation and Fifth Third is traded on a national exchange and is valued using last trading price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Administrative Expenses
All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.
Investment Income
Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income is recorded on an accrual basis.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions shall be made on or before September 15 of the year following the plan year end.
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (continued)
Risks and Uncertainties
The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Adoption of New Accounting Standard
Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FASB Staff Position (FSP) modifies the accounting and reporting requirements for defined contribution plans’ direct and indirect investments in fully benefit-responsive investment contracts, and provides a revised definition of fully benefit-responsive investment contracts. A Plan’s indirect investment in fully benefit-responsive contracts includes investments in stable value funds and other pooled investment funds which include fully benefit-responsive contracts as underlying investments of the fund. For the 2006 Plan year end and each prior year presented comparatively in the financial statements, the FSP requires direct and indirect investments in fully benefit-responsive contracts to be reported at estimated fair values, the presentation of a new financial statement caption reflecting net assets at fair value, and a separate caption that presents the difference between net assets at fair value and net assets available for benefits. The FSP does not change previous reporting standards requiring net assets available for benefits to reflect fully benefit-responsive contracts at contract value. Accordingly, the adoption of the FSP does not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.
Pursuant to the requirements of the FSP, the Plan’s indirect investments in fully-benefit responsive contracts are presented at fair value in the investments caption on the 2005 statement of net assets available for benefits. Accordingly, the Plan’s investments as of December 31, 2005 have decreased by $150,711 from the amount previously reported. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which increases net assets at fair value to net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
3. Investments
All investments except for the F.N.B. Corporation common stock were sold in December 2006 as the plan investment options offered by Prudential are different than those offered by Principal. In January 2007, the cash and F.N.B. common stock were transferred from Principal to Prudential. The cash was then used to purchase investments based on participant elections.
The following presents investments that represent 5% or more of the Plan’s net assets at fair value.

	December 31
	2006	2005

Gartmore Trust Company Stable Value Fund	$—	$7,392,270
Principal Large Capital Stock Index Account	—	4,995,526
Principal Medium Company Value Separate Account	—	3,864,577
Principal Diversified International Separate Account	—	2,887,991
F.N.B. Corporation common stock*	14,472,043	12,002,744
Fifth Third Bancorp common stock	—	5,821,981

*	Includes nonparticipant-directed investments
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Pooled separate accounts	$3,613,234	$1,591,783
Common stock	994,918	(3,565,390)
Guaranteed interest account	370,559	249,744

	$4,978,711	$(1,723,863)

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
4. Nonparticipant-Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2006	2005

Investments, at fair value:
F.N.B. Corporation common stock	$8,465,024	$6,716,516

	Year Ended
	December 31
	2006	2005

Beginning balance	$6,716,516	$6,354,120
Changes in net assets:
Employer contributions	1,514,725	1,453,215
Net appreciation (depreciation) in fair value of investments	463,693	(1,037,472)
Dividends	395,987	340,228
Distributions to participants or beneficiaries	(542,459)	(335,528)
Transfers to participant-directed investments	(68,051)	(9,119)
Administrative expenses	(15,387)	(48,928)

Ending balance	$8,465,024	$6,716,516

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005
5. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.
6. Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The First National Trust Company is the trustee for the F.N.B. Corporation and Fifth Third common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $49,768 and $20,535 for plan years 2006 and 2005, respectively.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2006 and 2005, the Plan held an aggregate of 792,122 and 691,402 shares of F.N.B. Corporation common stock valued at $14,472,043 and $12,002,744, respectively. Dividends received on F.N.B. Corporation common stock were $702,733 and $584,177 for plan years 2006 and 2005, respectively. Participant loans are also considered party-in-interest investments.

Supplemental Schedules

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

	(b)	(c)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	F.N.B. Corporation	Common stock — nonparticipant directed	$10,508,192	8,465,024
		Common stock — participant directed	**	6,007,019

				14,472,043

*	Participant Loans	Interest rates ranging from 4.00% to 8.25% maturing through 2011	**	858,296

*	Indicates party in interest to the Plan.

**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406 Plan #002
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2006

					(h)
					Current
	(b)				Value of
(a)	Description of Assets	(c)	(d)	(g)	Asset on	(i)
Identity of	Including Interest Rate and	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Maturity in Case of a Loan	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets

F.N.B. Corporation	Common Stock	$2,397,951	$—	$2,397,951	$2,397,951	$—
F.N.B. Corporation	Common Stock	$—	$1,113,136	$1,575,692	$1,113,136	$(462,556)
There were no category (i), (ii), or (iv) reportable transactions during 2006.
Columns (e) and (f) have not been presented as this information is not applicable.